September 4, 2020
MONEYGRAM INTERNATIONAL, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[* * *]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES OF PRACTICE (“RULE 83”), AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Tony Watson and Bill Thompson, Office of Trade & Services
Re: MoneyGram International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
File No. 1-31950
Dear Mr. Watson and Mr. Thompson:
Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated August 20, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.
1.Comment. We note your response to comment 2. You state that you determined $4.10 per share is the best estimate of fair value as of the transaction date, considering both information known to Ripple and Moneygram in entering into the arrangement and the other factors you identified in previous responses and submissions. ASC 820 states that a quoted price in an active market provides the most reliable evidence of fair value and shall be used without adjustment to measure fair value whenever available, except in the limited circumstances (ASC 820-10-35-41C). Please address the following:
•Your common stock is actively traded on an exchange and the price per share as of the transaction date was below $4.10 per share. As a result, tell us how you determined it was appropriate to adjust the Level 1 input, citing the specific sub- paragraph in ASC 820-10-35-41C you relied upon.
•Describe the adjustments you made to the Level 1 input as of the transaction date, both qualitatively and quantitatively, to arrive at a $4.10 per share fair value and whether these adjustments were observable or unobservable. In your response, address which paragraphs within ASC 820 you relied upon in making these adjustments, as appropriate. For example, ASC 820-10-35-36B addresses the application of an adjustment when a market participant would take into account the characteristic of the asset or liability in a transaction.
•Tell us which level the $4.10 per share is within the fair value hierarchy.
Response. As indicated in the Company’s prior submissions, the securities purchase agreement (“SPA”) with Ripple was entered into on June 17, 2019 and disclosed after the close of regular trading on that day. The subsequent day, the Company’s stock closed at $3.88. The Company believes that $4.10 per share is the best estimate of fair value, primarily due to the fact that the Level 1 closing price on the first trading day that incorporates the information in the announcement was $3.88, which is materially the same as the $4.10 used in negotiations and corroborates the accuracy of that. The observed closing price after the announcement corroborates the independent values negotiated between the two parties and is consistent with other corroborative data cited in our prior responses included in this correspondence with the Division of Corporation Finance.
The closing price of our stock on the transaction date of $1.45 per share represented a low trading point which was not indicative of the fair value of the shares transacted as it did not reflect significant undisclosed events, principally the

SPA and commercial transaction. Those transactions were known to Ripple and factored significantly into the negotiated prices, and were announced after the close of regular trading on the transaction date. The SPA reflected a significant capital infusion of $50 million which represented over half of the Company’s market capitalization on the date of the transaction. Pursuant to ASC 820-10-35-41C, adjustments to Level 1 prices are necessary in certain circumstances to determine fair value. In particular, subsection (b) provides that such an adjustment would be appropriate if “significant events (such as transactions in a principal-to-principal market, trades in a brokered market, or announcements) take place after the close of a market but before the measurement date.” [emphasis added]. Here, a highly material transaction was announced after market close on the date of the transaction that had a material impact on the stock price. As such, we believe the closing stock price on the day following the post-market close transaction is a more appropriate representation of fair value at the closing date. In particular, the closing price of the stock on June 18, immediately following the announcement of the material information aligns closely to the fair value of the stock as determined by the two parties in their negotiations and the other data points identified in previous correspondence on this topic both with the Division of Corporation Finance and our prior preclearance of the related accounting impacts of these arrangements with the Office of the Chief Accountant.
As previously disclosed, the difference between using a value of $4.10 and $3.88 is not material, representing a 5% premium to the traded price in the trading period just after the release of the material nonpublic information. We determined that a small premium was justified given that the stock sold to Ripple Labs Inc. carries certain privileges not available to an ordinary shareholder, such as Board observer rights. We believe those privileges support the difference between the observed closing prices and the value used because they would also conceptually represent an adjusting difference from the Level 1 price. However, we emphasize again that the difference related to rights and obligations represents an immaterial component of the adjustment that would not significantly impact our financial reporting whether it was included or not. The only material adjustment to the Level 1 price on June 17 is the observable impact to the stock price of the announcement of material nonpublic information after market close.
We also considered whether any information or market movements on June 18 represent reactions to June 17 information that should not be imputed to the June 17 measurement date. We did not identify material Moneygram or Ripple information that pertains to June 18 and would have become available on June 18. The general stock market, as measured by the S&P 500 index, moved approximately 1% on June 18, which is insignificant compared to the 168% observable change in our stock price on that date. Based on the observable evidence reviewed, we believe substantially all of the 168% change in stock price on June 18 relates to the post-market close announcement of the Commercial Agreement and SPA on June 17 with Ripple Labs Inc. Again, that information was announced after market close on June 17 and would not have been reflected in the June 17 closing stock price.
Under ASC 820-10-35-41C the announcement of material information after market close is listed as one example of a reason to adjust a Level 1 price. We believe our facts and circumstances fall within this guidance and that, given the observable extreme movements in our stock price, it would be inappropriate not to adjust the June 17 closing stock price for the release of material nonpublic information after market close. Pursuant to that same paragraph, the resulting adjusted price would no longer be considered a Level 1 price. We believe the price used is a Level 2 price pursuant to ASC 820-10-35-48(a) since it is based on the next day’s closing price, as corroborated by other facts and circumstances noted in prior correspondence.
Overall, the objective of ASC 820 is to provide a framework for measuring fair value consistent with what a marketplace participant would pay for the stock. Our stock price was highly volatile in the period during which this arrangement was executed, and we believe the approach described above meets the financial reporting objective and provides representationally faithful information to our financial statement users. The announcements described in this letter had an extreme impact on our stock price and the volume of stock traded, with the stock price fluctuating almost 200% in the 24 hours surrounding the announcement and almost 20 times more stock trading hands in that period than our average in the prior three months before the announcement. In a circumstance such as this, picking the stock price on any given hour during the day could deliver a markedly different result. ASC 820 does not prescribe a specific approach in such circumstances, instead asking the financial statement preparer to apply judgment to meet the objective of the standard. By using the closing price on the first trading day that reflects this material nonpublic information (June 18) as the anchor point for our valuation rather than the closing price on a date that does not yet incorporate the material nonpublic information (June 17) we believe we have complied both with the objective of ASC 820 and specific requirements of ASC 820-10-35-41C subsection b.

2.Comment. We further note your response to comment 2 that on the conference call on July 9, 2020 the company mistakenly indicated its accounting for the SPA and commercial agreement. Please describe your process, and related internal controls, for the accounting for the two Ripple agreements, including the valuation of both the equity issued and the commercial agreement. Tell us whether the related internal controls were operating effectively as of December 31, 2019.
Response. We deeply regret any confusion created during our call on July 9, 2020. It was not our intent to represent our accounting in any manner other than as agreed to with the Staff in prior preclearance communications with the Office of the Chief Accountant. At the time of the call we were not aware that the subject of the call would require a detailed discussion of matters previously concluded in our correspondence with the Office of the Chief Accountant. While the representative speaking on behalf of the Company was familiar with the accounting and reporting for these arrangements, certain specific elements and codification references underlying the rationale for the resulting conclusions reached in prior correspondence were not accurately communicated when certain unexpected questions were posed. The Company has endeavored to be fully transparent on both these arrangements and their accounting and disclosure at all times and is committed to continuing to work with the Staff to ensure there is a common understanding on these matters. We are hopeful that this and prior correspondence will be helpful to the Staff.
With respect to our valuation process, the Company has established and maintains a series of internal controls to ensure the proper accounting for transactions to which it is a party. The Company has a specific set of controls it applies to significant and unusual transactions such as the arrangements with Ripple. These controls were followed throughout the Company’s accounting analysis of the Ripple transaction and the Company believes these internal controls were properly designed and operating effectively as of December 31, 2019. A description of the controls and their application to the Ripple transaction is set forth below.
When the Company enters into a significant transaction, its accounting department analyzes the transaction to ensure that the Company is accounting for the transaction appropriately in accordance with GAAP. It then documents the analysis in an internal memorandum which is subject to multiple levels of review. In relation to the Ripple transaction, the Company’s Controller prepared two internal memoranda setting forth the analysis of the appropriate accounting treatment, which addressed the nature of the transaction (i.e. a multiple element arrangement), fair value considerations and allocation of proceeds, among other things. The Company’s Head of Financial Reporting reviewed the internal memoranda prepared by the Controller, and the memoranda was then presented and reviewed by the Chief Financial Officer.
As part of the review of internal memoranda prepared by the Controller, the Head of Financial Reporting applied specific criteria to ensure the accounting was complete and accurate, that we believe have a level of precision consistent with the control objectives. Specific considerations incorporated into the review included:
•Evaluation of the specific authoritative literature applicable to the transaction
•Evaluation of the model or approach used to determine fair value
•Evaluation of the specific data elements used in the valuation process and whether they are relevant and reliable (e.g., in this case, the observed stock prices immediately before and immediately after announcement of the transaction)
•Evaluation of the completeness and accuracy of the data elements used in determining or evaluating fair value
•Evaluation of the need for additional expertise, such as valuation expertise
•Evaluation of any disconfirming evidence with respect to the accounting or valuation
In performing this management review control, the control operator concluded that preclearance of the accounting position may be prudent given the unusual nature of the transaction. Due to the uniqueness of the services performed by the Company for Ripple and the nature of the transactions, the Company discussed its internal analysis extensively with the Company’s Audit Committee. Following management’s discussion with the Audit Committee, the Company believed it was prudent to pre-clear its proposed accounting treatment with the Office of the Chief Accountant of the Commission (the “OCA”). A preclearance process was conducted with the Staff of the SEC’s Office of the Chief Accountant, which included a discussion of the rationale for our valuation result, and the accounting position was finalized following our dialogue with the Staff of the Office of the Chief Accountant.

The Company closed out its discussions with the OCA by letter to the Staff of the OCA dated March 3, 2020. The related accounting treatment was reflected in the financial statements and notes thereto subsequently filed with the Company’s Annual Report on Form 10-K for the 2019 fiscal year and the Quarterly Reports on Form 10-Q for the periods ending March 31, 2020 and June 30, 2020.
With respect to the valuation aspects of the management review control, the control operator concluded that outside valuation expertise was not needed because of the material consistency between the publicly traded price of the stock after announcement of the Ripple arrangement and the price determined between Ripple and the Company for the stock. The control operator noted that the difference between the agreed upon value and the closing price of the stock on the day following announcement was immaterial and directionally consistent with the fact that the Ripple stock carried Board rights not inherent in the traded price of the stock. The control operator further noted that the price arrived upon was consistent with other corroborating information, such as valuations prepared in evaluating the impairment of goodwill and the advice of outside parties.
[* * *] CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83. THE COMPANY HAS DELIVERED A COMPLETE UNREDACTED COPY OF THIS LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE. The Board approved the transaction on the basis that $4.10 represented fair value for the equity investment by Ripple. [* * *] CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY PURSUANT TO RULE 83. THE COMPANY HAS DELIVERED A COMPLETE UNREDACTED COPY OF THIS LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE. This information was also considered by the control operator in carrying out his duties as a corroborative data point, although it was not the primary evidence relied upon in evaluating fair value.
With respect to the Commercial Agreement, as identified in prior correspondence, we believe the value to be attributed to the Commercial Agreement represents the residual transaction price after accounting for financial instruments conveyed at fair value. This was an element of the accounting considerations and also reviewed by the control operator under our process.
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We trust this letter is fully responsive to your comments. Please do not hesitate to contact me if you require additional information.

Sincerely,
/s/ Lawrence Angelilli
Lawrence Angelilli
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)